





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 Fulton Street
(No. and Street)

Westbury | New York | 11590
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Wintour (516) 535 - 0020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon, CPA
(Name – *if individual, state last, first, middle name*)

3208 Jameston Dr. | Flower Mound | TX | 95028
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


Wintour & Company, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2016


Assets

Cash and Cash Equivalents	224,732
Prepaid Expenses	450
Total Assets	$ 225,182

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts Payable	$ 1,644
Total Liabilities	$ 1,644
Common Stock: 200 Shares Authorized, 53 issued and Outstanding, no stated value	$ 56,000
Additional Paid-In Capital	(214,957)
Retained Earnings	179,607
Net Income	202,887
Total Shareholder's Equity	$ 223,538
Total Liabilities and Shareholder's Equity	$ 225,182

The accompanying notes are an integral part of these financial statements.